FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: [redacted]ax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

22 JAN 2002

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
<u>Rule 12g3-2(b) Materials, File No.82-4177</u>

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 21st January, 2002 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director

Encl.
c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Larry Chen
The Bank of New York, 101 Barclay Street, ADR Division, 22nd Floor
West York, N.Y. 10286, U.S.A.

dlw 1/31

File No.82-4177

CHINA RESOURCES ENTERPRISE, LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

The Board of Directors (the "Board") of China Resources Enterprise, Limited (the "Company") is pleased to announce the appointment of Mr. Kwong Man Him as Executive Director of the Company with effect from 18th February, 2002.

Mr. Kwong will set up and head a new department for corporate planning and development. He will also be responsible for investor relations and participate in the Company's merger and acquisition activities.

The Board would like to express their warm welcome to Mr. Kwong.

By Order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 21st January, 2002

South China Morning Post
22/1/2002

華潤創業有限公司

（根據公司條例於香港註冊成立）

華潤創業有限公司（「本公司」）董事局（「董事局」）正式宣佈將於二零零二年二月十八日起委任鄺文謙先生為執行董事。

鄺文謙先生上任後將成立及領導一個新部門，專注企業策劃及發展。他亦會負責加強投資者聯繫及參與合併和收購活動。

董事局謹此向鄺先生致以熱烈歡迎。

承董事局命
華潤創業有限公司
公司秘書
李業華

香港，二零零二年一月二十一日

Hong Kong Economic Times
22/1/2002